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                          June 10, 2024

       Edward F. Barry
       Chief Executive Officer
       Capital Bancorp, Inc.
       2275 Research Boulevard, Suite 600
       Rockville, MD 20850

                                                        Re: Capital Bancorp,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed May 31, 2024
                                                            File No. 333-279900

       Dear Edward F. Barry:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact
Madeleine Joy Mateo at 202-551-3465 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance
       cc:                                              Evan A. Toebbe, Esq.